Exhibit (a)(5)(A)

KCPS COMMENCES PARTIAL TENDER OFFER FOR CASH FOR GILAT
SATELLITE COMMUNICATIONS

TEL AVIV, Israel, June 8, 2009 – KCPS Satellite Communications, Limited Partnership (KCPS) announced today that it is commencing a tender offer to purchase 2,026,000 ordinary shares of Gilat Satellite Networks Ltd. (NasdaqGM & TASE: GILT) for $3.65 per share, net to the seller in cash, less any required withholding taxes and without interest. In the event that more than the maximum number of shares offered to be purchased in the tender offer are tendered, KCPS will purchase shares on a pro rata basis.

The bidder, KCPS, does not currently beneficially own any of Gilat shares. However, a group of pooled investment vehicles managed by JGD Management Corp. d/b/a York Capital Management (York) currently beneficially owns 8,121,651 Gilat shares, representing approximately 20.2% of Gilat shares. KCPS and York have entered into a voting agreement with respect to Gilat shares, and, under the Israeli Securities Law, it is deemed that KCPS and York jointly hold 20.2% of Gilat shares, currently held by York. As such, in order for KCPS to purchase Gilat shares that would increase KCPS’s voting power (together with that of York) of Gilat to 25.0% or more, the offer is conducted as a “special tender offer” meeting the requirements of Israeli law.

On June 5, 2009, the last trading day on Nasdaq before commencement of the offer, the closing sale price of the Gilat shares was $3.66.

The initial period of the tender offer and withdrawal rights are scheduled to expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Thursday, July 9, 2009, unless the initial period is extended by KCPS. As required by Israeli law, if the conditions to the offer have been satisfied (or waived, to the extent permitted by applicable law) as of the completion of the initial offer period, KCPS will provide an additional period of four calendar days during which shareholders may tender their shares. However, shareholders will have no withdrawal rights during such additional four calendar day period.

The tender offer is conditioned upon: (1) Gilat shares representing at least 5.0% of the outstanding shares and voting power of Gilat having been validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, at the completion of the initial offer period, the aggregate number of shares tendered in the offer (excluding shares tendered by affiliates of KCPS) being greater than the number of shares represented by notices of objection to the offer, and (3) the fulfillment of certain other conditions specified in the Offer to Purchase relating to the tender offer.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any Gilat shares. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All holders of Gilat shares should read the tender offer materials, which are being filed today by KCPS, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer, which will be filed in due course by Gilat, with the SEC and the ISA. Holders of Gilat shares should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting The Altman Group, the information agent for the tender offer, at (201) 806-7300 or toll free (866) 796-7184. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

About Gilat Satellite Networks Ltd.: Gilat Satellite Networks Ltd. (NasdaqGM & TASE: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

About KCPS: KCPS Satellite Communications, Limited Partnership, is a limited partnership formed under the laws of the State of Israel in 2009 for the sole purpose of acquiring shares in Gilat. The limited partner of KCPS Satellite Communications, Limited Partnership is KCS Private Equity Partners 1, L.P., an Israeli limited partnership that is part of a private equity fund known as KCS Private Equity I Fund. York holds more than a 35% of the pecuniary interest in KCS Private Equity I Fund. The KCS Private Equity I Fund invests in companies that are predominantly located in Israel or that have significant ties or relations to Israel.

This press release may contain forward-looking statements that are subject to risks and uncertainties. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, general business conditions in the industry, political events and fluctuations in the share price of Gilat and other risks detailed from time to time in Gilat’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

CONTACT:
KCPS Satellite Communications, Limited Partnership
One Azrieli Center (Round Tower)
Tel Aviv 67021, Israel
Telephone: +972-3-7779000